ITEX Corporation
3326 160th Ave. SE, Ste. 100
Bellevue, WA 98008
Fax: (425) 463-4041

November 3, 2010

Transmitted by EDGAR Submission and fax

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549

Attention:	H. Christopher Owings, Assistant Director
Mara Ransom, Legal Branch Chief
David Orlic, Special Counsel, Office of Mergers and Acquisitions
Robert Errett, Staff Attorney

Re:	ITEX Corporation
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
Filed October 29, 2010
File No. 000-18275

Dear Ms. Ransom and Messrs. Owings, Orlic and Errett:

On behalf of ITEX Corporation (“ITEX”), we submit the following response to your comment letter dated October 28, 2010.  Set forth below are the Staff’s comments followed by our responses.

ITEX plans to file a definitive proxy statement which reflects the changes described herein when the Staff has no further comments.  Included with this letter are separate pages of the proxy statement showing proposed changes to page 10 in response to Staff comments that will be incorporated into the definitive proxy statement, as well as changes to pages 3 and 24 which update our disclosures.

Background of the Solicitation, page 6

We note your response to comments four and eight from our letter dated October 28, 2010. Please provide the basis for your belief for the following statements made on pages 8 and 10:

Response:

We submit that the Company has a demonstrable factual basis for each of the following statements made by Mr. White, which are summarized below:

•	“Mr. White pointed out that since 2003 ITEX had repurchased and retired more than 2,000,000 shares of common stock ….;”

Mr. H. Christopher Owings
November 3, 2010

Response:

Mr. White’s statement was made in April 2010, prior to a 1:5 reverse stock split in May 2010.  With respect to the repurchase of shares, attached for reference are Consolidated Statements of Stockholders Equity, as filed with the Commission on Forms 10-K and 10-KSB for each of the years 2004 through 2010.  These reflect that a total of 2,145,000 shares were repurchased and retired during that period.  (Note that the figures for fiscal 2009 and 2010 are stock split adjusted, so pre-spit amounts are 50,000 in 2009 and 25,000 in 2010.)

The repurchases can be summarized as follows:

Fiscal year ended July 31,	From Forms 10-K and 10-KSB Consolidated Statements of Stockholders Equity (In thousands) “Common stock repurchased and retired” **

2004	263
2005	116
2006	1,050
2007	438
2008	203
2009	10	(50 pre-split)
2010	5	(25 pre-split)
Total	2,145	(pre-split)
_______________

**	Consolidated Statements of Stockholders Equity, as filed with the Commission on Forms 10-K and 10-KSB for each of the years 2004 through 2010 are attached.

•	“….. and in October 2009 had approved a $1,000,000 buyback plan;”

Response:

The statement made by Mr. White in April 2010 was merely a refutation of the stockholder group’s assertion that ITEX’s stock repurchase plan had been adopted in response to the group’s suggestion at the annual meeting held in December 2009.  Attached as an Officer’s Certificate is a true and complete copy of an extract from the minutes of a meeting of the Board of Directors of ITEX duly held on October 8, 2009, supporting Mr. White’s statement.  This resolution preceded the annual meeting.

•	“Costs of NASDAQ listing Minimum annual cost of $77,500 for [aggregate] listing and [related] fees” (page 10)

Response:

For greater clarity, the statement has been revised to read as follows:

Mr. H. Christopher Owings
November 3, 2010

“costs of NASDAQ listing (minimum listing fee of $50,000 and recurring annual fees of $27,500);

The minimum costs are for the NASDAQ Capital Market (lowest tier) as supported by the attached NASDAQ fee schedule (from October 2010 Listing Standards & Fees, as published on NASDAQ website).  The dissident proxy materials agree with these numbers.

•	“ITEX is currently returning approximately $360,000 to stockholders on an annual basis in the form of stock dividends” (page 10.)

Response:

For greater clarity, the statement has been revised to read as follows:

“ITEX to date has paid two quarterly dividends, and currently intends to return at least $360,000 to stockholders on an annual basis in the form of stock dividends.”

ITEX’s dividend rate has been 2.5 cents per share, or $.10 on an annual basis.  Since ITEX has 3,605,320 shares of common stock outstanding, this would amount to annualized payments of approximately $360,000.  In the event shares are repurchased and retired, the dividend rate can be adjusted as needed.

Should you have any questions regarding the foregoing, please contact Stephen Tollefsen of the firm of Tollefsen Business Law at (425) 353-8883.

Should you wish to communicate by fax, please send your faxes to me at 425-463-4041.

Sincerely,
ITEX CORPORATION

/s/ Steven White
Steven White
Chief Executive Officer

cc:	Stephen Tollefsen
Tollefsen Business Law P.C.
(425) 353-8883